Exhibit 12.1

Note:	The ratio of earnings to fixed charges is calculated by adding income before taxes plus fixed charges and dividing that sum by fixed charges.

	Year Ended September 30,
	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges
Including interest on customer accounts	1.24	1.58	1.79	2.13	2.19
Excluding interest on customer accounts	3.53	4.87	5.15	5.15	4.38

Income before income taxes	$95,839	$209,312	$218,660	$222,308	$203,712

Fixed charges:
Interest expense from customer accounts	$259,769	$243,837	$179,605	$115,826	$86,009
Interest expense from FHLB advances and other borrowings	137,872	114,664	93,756	79,434	83,654
Net rental expense	2,613	2,487	2,219	2,033	1,949

Total fixed charges, including interest expense on customer accounts	$400,254	$360,988	275,580	197,293	171,612

Total fixed charges, excluding interest expense on customer accounts	$140,485	$117,151	$95,975	$81,467	$85,603